Exhibit 99.1

PRESS RELEASE

AC Immune to Regain Global Rights to Crenezumab and Semorinemab

●	Company’s strategy is focused on advancing the Phase 2 development of its three active immunotherapies

●	Active immunotherapy now considered to be the optimal approach for precision prevention of neurodegenerative diseases

Lausanne, Switzerland, January 22, 2024 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that the Company will regain all global rights to the anti-amyloid beta antibody crenezumab and the anti-Tau antibody semorinemab following termination of the collaboration agreements with Genentech, a member of the Roche Group, and Roche. Both antibodies have been evaluated in clinical studies for Alzheimer’s disease (AD). AC Immune will also regain rights to existing GMP drug-product for clinical testing as well as associated data generated under each of the agreements. AC Immune will carefully review and evaluate available data sets, including the final open label extension results from the Lauriet trial when they become available and are received in full by AC Immune, before decisions are made on potential further development and other opportunities.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune is highly focused on progressing its three active immunotherapies from its precision medicine pipeline. These product candidates are being developed in ongoing, potentially registrational, Phase 2 clinical trials, including the recently initiated first prevention study in presymptomatic Alzheimer’s disease. This approach, using the patients’ own immune system to slow onset and ultimately prevent neurodegenerative diseases, has the potential to revolutionize how these conditions are addressed. With the recent milestone payment from our partner in the Tau active immunotherapy program, plus the USD50 million financing secured in December, we are well financed into 2026, and able to advance multiple high value development programs.

“Regaining the global rights to crenezumab, semorinemab and the intellectual property surrounding these targets may offer alternative routes to new growth opportunities, including combination therapies. We are confident that, with full ownership and the learnings from these programs, they could be enhanced using AC Immune’s proprietary next generation technologies. Later this year we will present new data to illustrate the full potential of these and other monoclonal antibody assets.”

About crenezumab

Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic beta-amyloid oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. no

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episodes of ARIA-E in the Phase 3 studies) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not sufficiently powered to show significant cognitive benefits, crenezumab was proven to be safe with numeric trends on the primary and vast majority of secondary and exploratory endpoints in its favor. The lessons from this study provided useful insights regarding the desired anti-amyloid immunotherapy profile and designs for prevention trials.

About semorinemab

Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein, and is designed to bind to Tau and slow its spread between neurons. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features sixteen therapeutic and diagnostic programs, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

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Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward- looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.